02057967

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED SEP 16 2002 165

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

From 31 July 2002 to 13 September 2002

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road,
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ England
(Address of Principal Executive Offices)

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Enclosures:
- Press release dated 13 September 2002, "Orange SA produces strong interim results in 2002"
- Press release dated 13 September 2002, "Orange SA annonce des resultats semestriels 2002 en forte croissance"

13 September 2002

ORANGE SA PRODUCES STRONG INTERIM RESULTS IN 2002

- Strong growth
- First net profit before exceptional items
- Increasing financial targets

Financial Highlights

- Total revenues up 13.8% to €8.1 billion
  - recurring revenues up 17.5% to €7.4 billion
- EBITDA up 41% to €2.3 billion
  - margin on GSM network revenues up 5 percentage points to 31%
- Operating income up 52.0% to €1.25 billion
- First net profit before exceptional items – €218 million (€500 million loss in H1 2001)
- Write down in the carrying value of Wind from €4.3 billion to €3.2 billion
- Funds generated from operations up 58.2% to €1.8 billion
- Tangible capital expenditure maintained at €1.4 billion (€1.4 billion in H1 2001)
- Cash outflow reduced to €193 million (€964 million in H1 2001)
- Net debt at 30 June 2002 of €6.1 billion
- Net debt to annualised EBITDA: 1.33 times (FY 2001: 1.89 times)

Increased Financial Targets

- Full year 2002 EBITDA target increased to €4.7 billion, an increase of more than 40% on full year 2001 (previous target of €4.3 billion)
- Peak funding now estimated to be no more than €8 billion in 2003 (previous target of less than €10 billion by 2003-04)

Commenting, Jean- François Pontal, Group Chief Executive Officer, said:

"The Orange strategy is working. These results are a long way ahead of expectations at the time of our flotation. We've passed another financial milestone with our first net profit before exceptional items, and we're now able to lift our financial targets for the second time this year. We are confident we can maintain our momentum not just this year, but also for the years ahead.

"We believe that Orange is very well positioned to benefit from the exceptional potential we see in mobile, both from the enormous growth of voice services, which are far from mature, and from the exciting potential of non-voice services which we are now beginning to see evolve."

Commenting upon the decisions on MobilCom and Wind, Jean-François Pontal said:

"Shareholder value is key to Orange's investment decisions. In March, we wrote down the carrying value of our holding in MobilCom to zero. Since then, we have acquired an improved understanding of MobilCom's business position. Even when these are considered alongside prospects for market consolidation, we see no business case for investing further in MobilCom and therefore will not do so."

"In light of recent developments, we have reconsidered our intention to dispose of our shareholding in Wind and decided to retain it as a long-term investment. Further to that decision, we have conducted an interim review of its carrying value and as a consequence have decided to reduce its value in our books by €1.1bn to €3.2bn. We will conduct a further review later in the year once Wind's management has updated its business plan."

Simon Duffy, Chief Financial Officer, said:

"Orange's focus on the fundamentals has again produced strong financial results.

"Building on this robust performance, we have strengthened all our key financial ratios and are moving rapidly towards positive cash generation. Our balance sheet is clearly one of the healthiest in the sector, and our momentum means we can both lift our targets for this year and reduce our peak funding estimate."

Graham Howe, Deputy Chief Executive Officer and Chief Operating Officer, said:

"Orange is progressively realising the synergies of our enlarged group and benefiting from our vision of the Wirefree™ future.

"Operationally, we are seeing the impact in our customer growth, expanded footprint, the positive trends in average customer revenues and churn and the strengthened position of each of our re-branded operations, as well as the success of our launch in Thailand.

"Each stage of our customer journey to the Wirefree™ future is proving to be richer and more rewarding than even we had believed. We remain convinced of the huge growth yet to come in voice services as well as the potential for non-voice services, placing us well on track to meet our 25% target in 2005.

"We are maintaining our network roll-out plans, and over half our network investment is integrating 2.5G and 3G capabilities. We are fully on track for our planned 3G launches. It is also increasingly clear that we are able to leverage our 2G networks to provide our customers with a "3G experience", and this is what we are doing.

"Our OrangeWorld strategy is providing us with a clear and phased framework to replicate through Orange all the ways people and organisations have always communicated – by voice, text and picture; and soon by email and instant messaging. It is also enabling us to create new patterns of social and community communication and to introduce these as the availability of new and interoperable Wirefree™ devices, networks and content become mainstream.

"All of this gives us high confidence that....

"The future's bright, the future's Orange."

For further information, please contact:

Orange SA Tel: 00 44 (0) 20 7984 1691
David Smyth, Group Director of Strategic and Investor Services
Patricia Lefranc, Senior Investor Relations Manager

Orange Media Centre Tel: 00 44 (0) 207984 2000
Denise Lewis, Group Director of Corporate Affairs

France Telecom Tel: 00 33 1 44 44 88 71
Bruno Janet, Senior Vice President Group Corporate Information
Nilou Ducastel, Group Press Director France Telecom

Citigate Dewe Rogerson Tel: 00 44 (0) 20 7638 9571
Anthony Carlisle Tel: 00 44 (0) 7973 611 888

London and Paris, 13 September 2002: Orange today announced half year operational and financial performance ahead of expectations and the targets previously set by the group.

Financial Highlights (six months ended 30 June 2002)

Orange's total revenues grew 13.8% on H1 2001[1] to €8.1 billion, and EBITDA[2][3] grew 41.0% to reach €2.3 billion. This reflects strong margin growth in Orange's core markets and the positive contribution from the Rest of the World operations. Driven by this, operating income grew 52.0% to €1.25 billion.

After interest expense of €197 million and our share of net losses in affiliates of €207 million, profit before tax, goodwill amortisation and minority interests totalled €825 million, a three-fold increase over the same period last year.

At €207 million, our share of net losses in affiliates was lower than last year. Having written down the book value of MobilCom to zero last year, we have discontinued including any of MobilCom's losses in our group accounts with effect from 1 January 2002. The losses of €207 million relate to Wind in Italy and TA Orange in Thailand.

Tax fell slightly to €382 million with the tax planning measures put in place and the formation of a tax group in France from 1 January 2002.

As anticipated, goodwill amortisation decreased to €157 million, following the accelerated write down of MobilCom in 2001.

After a minority interest charge of €68 million, the result was Orange's first ever net profit before exceptional items, a profit of €218 million compared with a loss of €500 million in the first half of last year.

The exceptional impairment charge of €1.1 billion related to the adjustment of the carrying value of Orange's shareholding in Wind to €3.2 billion. This reduced the bottom line to a net loss after exceptional items of €862 million.

Group Cash Flow

Funds generated from operations increased by 58.2% to €1.8 billion while cash spent on capital expenditure increased to €1.8 billion, higher than last year due to cash flow timings.

Financial investments of €288 million primarily related to the transfer of a shareholder loan in Wind.

The net result was a significant reduction in net cash outflow to €193 million (€964 million for H1 2001).

After taking into account non-cash movements in net debt of €262 million, mostly resulting from changes in foreign exchange translation rates, our net debt (excluding a further drawdown of vendor financing of €279 million) decreased by €69 million in H1 2002. This compares with an increase of €1 billion during the same period last year.

Given the favourable movements in expected cash requirements, Orange now targets peak funding of its current Group to be no more than €8 billion in 2003. This represents a substantial improvement on the figure quoted at the time of the Orange IPO.

Balance Sheet

At 30 June 2002, shareholders' equity was €17.4 billion and net debt[(4)] was €6.1 billion. In addition, €513 million had been drawndown under vendor financing arrangements at the end of June 2002 (€234 million at the end of December 2001).

Net debt to annualised EBITDA ratio[(5)] was 1.33 times, down substantially from 1.89 times at the end of 2001, helping Orange retain one of the strongest balance sheets in the telecom sector.

Capital Expenditure

Tangible capital expenditure was €1.4 billion in H1 2002, almost the same as in the first half of 2001.

Capex is expected to increase next year and in 2004 as 3G investment builds up, towards a total of between €10 and €11 billion over the 2002 - 2004 period. By 2005, capex should begin to level off and then probably reduce.

With revenues growing rapidly, the capex to total revenues ratio of 17.7% in H1 2002 should fall towards 11% by 2006. Beyond that, it should fall below 10%.

Key Business Drivers

The group customer base grew to a total of 41.4 million, reflecting 2.1 million net new customers added in the first six months of the year. The growth trends in each operation reflected their respective market maturity.

In Orange's core markets, there has been a greatly increased proportion of contract customer growth. In France, 66.3% of net growth in the first half of the year was on contract tariffs (32.0% in H1 2001), while over 50% of Orange UK growth was on contract tariffs (15.3% in H1 2001).

Growth in total revenues is in line with customer growth, up by 13.8% on H1 2001 to €8.1 billion. We expect growth in revenues to continue, driven by customer growth, increased voice revenues and non-voice usage.

Recurring GSM network revenues in H1 2002 increased faster, by 17.5% to €7.4 billion and accounted for 91.5% of total revenues, compared with 88.5% last year.

Group EBITDA grew by 41.0% to €2.3 billion with strong performances across the Group. Group EBITDA margin also increased significantly to 31.3%, substantially ahead of the 26.1% in H1 2001. The Group has revised upwards its EBITDA target for full year 2002, and now expects a total of €4.7 billion (previous target of €4.3 billion). This would represent an increase of more than 40% on full year 2001.

Group operating income was €1.2 billion in the first half of the year, a 52.0% increase over the first six months of last year and an operating margin of 16.9% (13.1% in H1 2001).

After interest, tax, goodwill amortisation and minority interests, Orange achieved its first ever net profit (before exceptional items), a profit of €218 million compared with a loss of €500 million in H1 2001.

Orange took an exceptional impairment charge of €1.1 billion on the carrying value of Wind, where the carrying cost in the balance sheet was written down from €4.3 billion to €3.2 billion.

Orange France(6)

During the first six months of the year, Orange France reinforced its position as the largest and fastest growing operator in the French market. The company continued to benefit from last year's rebranding and delivered strong revenue growth with EBITDA building in line with our accelerated targets.

Total revenues grew by 14.4% to €3.6 billion and recurring GSM network revenues increased by 14.7% to €3.4 billion.

EBITDA increased by 17.4% to €1.3 billion. This represented a margin of 38.9%, up from 38.0% for the same period last year, and keeping Orange France on track to achieve its EBITDA margin target of 40% by 2003/2004.

Orange France added 802,000 net new customers in H1 2002, substantially increasing its share of market growth. In the year prior to rebranding, the company took 48.1% of French market growth. In the year since becoming Orange, the share of market growth has increased to 57.6%.

Orange France has 18.6 million registered customers, 49.3% of the total French market and 16.9% higher than at the end of June 2001. Of these, 10 million are contract customers. For H1 2002, 66.3% of net growth was on contract tariffs, compared with 32.0% in H1 2001.

Overall churn(10) was 21.4%, with prepay customers showing an increase as inactivity levels grew. In the contract segment, the introduction of the Orange brand and its associated values contributed to a significant decline in churn, falling over 5 percentage points to 16.5%. As in the UK, Orange benefits from the lowest churn in the market, and this should be helped further by the changes we are making.

In common with our experience elsewhere, annual rolling contract usage(9) increased by 3.8% to an average of 218 minutes per month, contributing to a compound annual growth of 7.0% since H1 1999. On prepay, usage decreased to 49 minutes per month, but the declining trend appears to be nearing the inflection point. Overall, average usage was basically flat at 139 minutes and marginally higher than the number reported for all of 2001.

Orange France's contract annual rolling ARPU(8) was down 2.2% over the first half of last year at €573. The decline reflected the 15% decrease in fixed-to-mobile interconnection charges and the dilutive effect from the growth in the hybrid "Compte Mobile Orange" tariff customer base.

Annual rolling ARPU on the France prepay base was €166 (€175 for H1 2001).

Orange France's overall annual rolling ARPU was €382 for the first half of 2002, a 5.4% decline on H1 2001.

Overall average subscriber acquisition costs(11) were €142 per gross connection and total subscriber acquisition costs fell to €371 million, 10.2% of total revenues, with a modest increase in retention costs.

Orange UK

In the first half, Orange UK maintained its lead as the largest operator in terms of active customers and continued to deliver real upward trends in contract average revenue and usage.

All this contributed to strong revenue growth with EBITDA well on track to reach the accelerated margin target we set in March this year.

In the UK, total revenues grew by 11.8% to €2.9 billion and recurring GSM network revenues grew faster, by 21.4% to €2.6 billion.

EBITDA increased by 56.3% to €855 million for the first six months of the year, driven by the increasing revenues and the declining influence of subscriber acquisition costs. This represented a margin of 33.0% on GSM network revenues, substantially higher than the 25.7% for the same period last year. As in France, Orange UK is well on track for the accelerated EBITDA margin target set in March this year of 35% by 2003/2004.

Orange UK added 415,000 net new customers in the first half of 2002, taking its active customer base to 12.8 million.

This has been achieved despite using the most stringent definition of active customers in the UK market. If Orange adopted the less conservative definition used by other UK operators, its UK customer numbers would be approximately 1 million higher than those reported.

The proportion of contract customers in the base increased from 28.6% at 30 June 2001 to 31.0% at 30 June 2002, with over 50% of H1 2002 growth being on contract tariffs (15% in H1 2001).

As with Orange France, Orange UK continues to have the greatest customer loyalty in the UK. Annual rolling network churn[10] from the contract base fell to 14.9%, though some migration to prepay continues, albeit at a lower rate. The level of migrations is expected to continue to reduce.

The increasing maturity of Orange UK prepay customers together with other causes of inactivity, led prepay churn to rise to 21.6%.

Overall, Orange UK churn was 19.6%, an increase over H1 2001 due to the prepay influence.

Annual rolling contract usage[9] has continued to increase, up to 330 minutes. Since the first half of 1999, compound annual growth in contract usage has been 19.0%.

Prepay usage declined as the impact of earlier rapid customer growth fed through.

The usage trends are reflected in average revenue performance. Annual rolling contract ARPU[8] grew by 3.0% over the same period last year to £555. The compound annual growth rate in contract ARPU has been 4.6% since H1 1999.

Annual rolling prepay ARPU was flat compared to H1 2001, and at £122, was slightly ahead of full year 2001.

Overall blended ARPU, at £252, was only marginally lower than in H1 2001 and has now shown two consecutive quarters of increase. The annualised Q2 overall ARPU (£260) is higher again.

The average cost of acquiring contract customers increased to £217 as the focus of competition moved to the contract market. Prepay subscriber acquisition costs decreased to £20 following last year's increase in prepay handset selling prices, and are expected to remain largely stable.

Subscriber acquisition costs continued to fall as a proportion of total revenues from 16.4% in H1 2001 to 9.0% in H1 2002, offset to some degree by retention costs increasing from 5.2% to 7.6% of total revenues.

Rest of the World Operations
Orange's operations in the Rest of the World[7] continued to grow strongly.

Orange's customer base in controlled subsidiaries outside France and the UK was 10.0 million at the end of June 2002, an increase of 28.9% on the first half of last year.

Total revenues in the Rest of the World totalled €1.6 billion, up 18.5% on H1 2001, with solid growth across the board, but especially in Belgium and Switzerland, the two largest businesses, where total revenues increased to €478 million and €323 million respectively.

Orange's Rest of the World operations collectively achieved positive EBITDA of €334 million, almost a five fold increase over the first half of last year.

There was a particularly strong improvement in the Netherlands, which reduced a €107 million negative EBITDA in H1 2001 to a €14 million negative EBITDA in H1 2002. In Belgium, EBITDA more than doubled to €143 million. Excluding a one-off credit in H1 2001, Switzerland's EBITDA improved strongly to reach €22 million in the first half of the year.

Collectively, the three "established" countries - Slovakia, Romania and Belgium – achieved an EBITDA margin of 38.8% in H1 2002, and while there is still some second half seasonality, these businesses are likely to achieve their 35% margin target early. Orange's three "developing" businesses – the Netherlands, Denmark and Switzerland – collectively produced positive EBITDA for the first time.

Overall tangible capex in our Rest of the World operations was €531 million, up 11.1% on the same period last year, as we support the brand rollout by building towards the highest quality networks in each country.

Non-Voice Trends
Adoption and usage of non-voice services continued to show steady growth and Orange is confident in its target of 25% of operating revenues (equivalent to around €10 per customer per month) from non-voice services by 2005.

In the UK, non-voice services accounted for 13.9% of network revenues in the first six months of this year (9.6% in H1 2001). Belgium accelerated quickly, achieving 12.2% in the first half of 2002, while Switzerland, Denmark and the Netherlands also achieved in excess of 10%.

The core non-voice service remains SMS, although SMS services have evolved from purely person to person to also include a wide range of information based services.

SMS usage continued to grow in France, where Orange's customers sent 1.2 billion messages in the first half this year, a 74.3% increase on H1 2001. In the UK, Orange's customers sent 2.4 billion messages, up 38% on H1 2001.

In the UK, around 45% of prepay and approximately 67% of contract customers are regular SMS users. In France, the numbers are around 25% and 40%, growing consistently. In the UK, active prepay SMS users send on average 60 messages per month and 61 from the contract users. The equivalent French numbers are 38 and 33 respectively.

Group Financial Highlights
(for the six months ended 30 June 2002)

• Controlled customer base (at 30 June 2002)	41.4 million	+16.6% on H1 2001[1]
• Total revenues	€8.1 billion	+13.8%
• EBITDA	€2.3 billion	+41.0%
• Operating income	€1.2 billion	+52.0%
• Profit before tax, goodwill amortisation and minority interests	€825 million	+200%
• Balance sheet strength (at 30 June 2002)	Net debt to annualised EBITDA[5]:1.33x	

Orange France

• Customer base	18.6 million	+16.9%
• Total revenues	€3.6 billion	+14.4%
• EBITDA	€1.3 billion	+17.4%
• Operating income	€1.0 billion	+15.5%

- Orange strengthened its leadership in France

Orange UK

• Customer base	12.8 million	+7.9%
• Total revenues	€2.9 billion	+11.8%
• EBITDA	€0.9 billion	+56.3%
• Operating income	€0.5 billion	+76.7%

- Orange confirmed its leadership in the UK

Rest of the World

• Customer base	10.0 million	+29.0%
• Total revenues	€1.6 billion	+18.5%
• EBITDA	€334 million	+377.1%
• Operating loss	€(22)million; (H1 01(1) loss of €(206)m)	

	Six months ended 30 June (millions of €)	
	2002	2001[1]
	(unaudited)	
Profit and loss account data[1]		
Total revenues		
France	3,636	3,177
UK	2,870	2,567
Rest of the World	1,626	1,372
Inter-segment eliminations	(73)	(34)
Total	8,059	7,082
Cost of sales	(2,814)	(2,773)
Selling, general and administrative costs	(2,929)	(2,662)
Research and development costs	(12)	(13)
EBITDA[2][3]		
France	1,311	1,117
UK	855	547
Rest of the World	334	70
Shared group functions[16]	(196)	(100)
Total	2,304	1,634
Depreciation and amortisation (excluding Goodwill amortisation)	(1,059)	(815)
Operating income / (loss)		
France	990	857
UK	477	270
Rest of the World	(22)	(206)
Shared group functions	(200)	(102)
Total	1,245	819
Interest expenses, net	(197)	(219)
Other non operating items	(16)	(9)
Equity in net loss of affiliates	(207)	(316)
Profit before income taxes, goodwill amortisation and minority interests	**825**	**275**
Income taxes	(382)	(411)
Goodwill amortisation	(157)	(322)
Minority interests	(68)	(42)
Net profit / (loss) before impairment charge	**218**	**(500)**
Exceptional impairment charge	(1,080)	-
Net loss	**(862)**	**(500)**
Net loss per share	(0.18)	(0.10)
Diluted net loss per share	(0.18)	(0.10)

	Six months ended 30 June (millions of €)	
	2002	2001[1]
	(unaudited)	
Selected cash flow data[1]		
Funds generated from operations	**1,759**	**1,112**
Purchase of property, plant, equipment and intangible assets (excluding UMTS licences)	(1,804)	(1,433)
Vendor financing	279	-
Purchase of UMTS licences	-	(186)
Changes in working capital	(140)	(445)
Free cash flow	**94**	**(952)**
Financial investments	(288)	(546)
Proceeds from the sale of investments	1	534
Cash movement in net debt[4]	**(193)**	**(964)**
Non-cash movement in net debt[4]	262	(42)
Total movement in net debt[4]	**69**	**(1,006)**

Selected balance sheet data (at period end)[1]

	(millions of €) (unaudited)	
	30 June 2002	31 December 2001
Long-term assets	26,261	28,198
Shareholders' equity	17,415	18,830
Total financing[17]	6,658	6,448
Net debt to EBITDA ratio	1.33[5]	1.89

	Six months ended 30 June 2002	2001[1][14]
	(unaudited)	
Operating data		
France		
Customers (in thousands) (period end)	18,625	15,926
Contract	9,977	8,391
Prepay	8,648	7,535
GSM network revenues (€ in millions)[13]	3,371	2,940
Equipment and other revenues (€ in millions)	265	237
Total revenues (€ in millions)	3,636	3,177
Annual average revenue per user (€)[8]	382	404
Contract	573	586
Prepay	166	175
Monthly average usage per user (minutes)[9]	139	140
Contract	218	210
Prepay	49	54
Churn[10]	21.4%	20.6%
Contract	16.5%	21.6%
Prepay	27.0%	19.4%
Subscriber acquisition costs per connection (€)[11]	142	140
Contract	206	204
Prepay	83	91
UK		
Customers (in thousands) (period end)	12,802	11,861
Contract	3,972	3,388
Prepay	8,830	8,473
GSM network revenues (€ in millions)[13]	2,587	2,131
Equipment and other revenues (€ in millions)	283	436
Total revenues (€ in millions)	2,870	2,567
Annual average revenue per user (£)[8]	252	255
Contract	555	539
Prepay	122	122
Monthly average usage per user (minutes)[9]	138	146
Contract	330	328
Prepay	56	61
Churn[10]	19.6%	11.8%
Contract underlying (including migrations)	14.9% (23.7%)	15.5% (27.5%)
Prepay	21.6%	10.0%
Subscriber acquisition costs per connection(£)[11]	107	89
Contract	217	207
Prepay	20	50

Rest of the World Data

The number of customers, total revenues and EBITDA for our principal subsidiaries included in the Rest of the World segment for the six months ended 30 June 2002 and 2001 are set out in the table below:

	Six months ended 30 June	
	2002	2001[1]
	(unaudited)	
The Netherlands — Dutchtone		
Customers (in thousands) (period end)	1,146	1,150
Total revenues (€ in millions)	191	174
EBITDA (€ in millions)	(14)	(107)
Slovakia — Orange		
Customers (in thousands) (period end)	1,536	907
Total revenues (€ in millions)	147	106
EBITDA (€ in millions)	57	38
Denmark — Orange		
Customers (in thousands) (period end)	585	567
Total revenues (€ in millions)	109	90
EBITDA (€ in millions)	2	(37)
Romania — Orange		
Customers (in thousands) (period end)	1,857	1,381
Total revenues (€ in millions)	190	182
EBITDA (€ in millions)	90	91
Belgium — Mobistar		
Customers (in thousands) (period end)	2,611	2,150
Total revenues (€ in millions)	478	402
EBITDA (€ in millions)	143	70
Switzerland — Orange		
Customers (in thousands) (period end)	988	859
Total revenues (€ in millions)	323	288
EBITDA (€ in millions)	22	31
Other Rest of the World		
Customers (in thousands) (period end)	1,248	718
Total revenues (€ in millions)	188	130
EBITDA (€ in millions)	34	(16)
Total Rest of the World[7]		
Customers (in thousands) (period end)[12]	9,971	7,732
Total revenues (€ in millions)	1,626	1,372
EBITDA (€ in millions)	334	70
Egypt — MobiNil (given for info only)[15]		
Customers (in thousands) (period end)	*2,108*	*1,702*
Total revenues (EG£ in millions)	*1,179*	*1,188*
EBITDA (EG£ in millions)	*594*	*560*

Notes

(1) **Basis of preparation**:

The Group's consolidated financial statements, consolidated income statement and cash flow have been prepared in accordance with French generally accepted accounting principles as they are applied by the Group.

(2) Earnings before interest, taxes, depreciation and amortisation ("EBITDA") is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results.

(3) Group EBITDA is after shared group functions costs of €196m in H1 2002 (H1 2001 costs of €100m).

(4) Net debt at 30 June 2002 excludes vendor financing of €513m.

(5) Net debt to annualised EBITDA = Net debt at 30 June 2002 / (H1 2002 EBITDA x 2).

(6) Orange France includes Metropolitan France, Orange Caraïbe and Orange Réunion.

(7) Rest of the World includes Orange's controlled subsidiaries outside of France and the UK (excludes OrangeWorld, which is included in shared group functions). See note (16) below.

(8) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including outgoing traffic, incoming traffic, visitor roaming, access fees and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(9) Monthly average usage per user ("AUPU") is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of our customers during the same period. It is quoted in minutes on a usage per customer per month basis.

(10) Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily, (excluding fraudulent connections and money back returns) for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways:

a. For Orange UK, customers migrating between contract and prepay product categories are included in individual product churn but do not impact total churn as they remain Orange UK customers. Customer disconnections which occur during the money-back guaranteed 14-day trial period are not included in churn and we exclude from churn those connections which, in our view, do not result in active customers, including as a result of prepay handset upgrades or the removal of handsets from the UK market. Prepay customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

b. For Orange France churn includes those customers leaving the Orange network and migrations between contract and prepay. Prepay customers are treated as having churned after eight months if they do not "recharge" their account during this period.

Going forward, the Group definition, currently applied in Orange UK, will be progressively applied throughout our businesses.

(11) Subscriber acquisition costs are included partly in "Cost of sales" and the balance in "Selling, general and administrative expenses" and are expensed as incurred. We analyse subscriber acquisition costs separately by subtracting the revenue we receive from handset sales from our total cost of handsets included in cost of sales. We then add that amount to the commissions that we pay to distributor channels and that are included in selling, general and administrative expenses. To calculate annual average subscriber acquisition costs, we then divide this total for a 12 month period by the total number of connections (including in the United Kingdom connections of prepay upgraded handsets and those removed from the United Kingdom) less disconnections under a money back trial period and attempted fraudulent connections in the United Kingdom for the 12 month period. Subscriber acquisition costs are quoted on a per connection basis.

(12) Includes all of the customers of our controlled wirefree operations. We do not include the subscribers of companies in which we have a minority interest, such as Wind or MobilCom, nor customers from our service provider subsidiaries such as our former UK service provider.

(13) GSM network revenues include access charges and usage fees.

(14) Orange France's contract and prepay 2001 operating data has been restated for the reclassification of Compte Mobile Orange customers from contract to prepay. In addition, contract and overall SACs and churn have been restated to exclude transfers between contract tariffs, where the customer keeps the same handset.

(15) With effect from 1 July 2002, Orange will proportionally consolidate 71.25% of MobiNil's revenue and EBITDA, and 36.4% of net income.

(16) Shared group functions includes group overheads, other common expenses as well as OrangeWorld. Previously, OrangeWorld was included in Rest of the World. H1 2001 segmental EBITDA and operating loss has been restated accordingly.

(17) Total financing includes net debt and vendor financing.

This document contains forward-looking statements. Although Orange believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; wirefree telecommunications usage levels; the availability, terms and deployment of capital for Orange; general economic and market conditions, particularly with respect to the telecommunications sector; and the effect and outcome of UMTS licensing, roll out and performance. The forward-looking statements contained in this document speak only as of the date of this document and Orange does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Paris, Londres, le 13 septembre 2002

ORANGE SA ANNONCE DES RESULTATS SEMESTRIELS 2002 EN FORTE CROISSANCE

- Premier bénéfice (avant éléments exceptionnels)
- Objectifs financiers révisés à la hausse

Points clés financiers :

- Chiffre d'affaires total en hausse de 13,8% à 8,1 milliards d'euros
  - Chiffre d'affaires récurrent en hausse de 17,5% à 7,4 milliards d'euros
- EBITDA en hausse de 41% à 2,3 milliards d'euros
  - Marge en pourcentage des revenus du réseau GSM en hausse de 5 points à 31%
- Résultat opérationnel en hausse de 52% à 1,25 milliards d'euros
- Premier bénéfice avant éléments exceptionnels de 218 millions d'euros (contre une perte de 500 millions d'euros au premier semestre 2001)
- Dépréciation de la valeur de notre investissement dans Wind, ramenée de 4,3 à 3,2 milliards d'euros
- Capacité d'autofinancement du groupe en hausse de 58,2% à 1,8 milliards d'euros
- Investissements corporels stables par rapport au premier semestre 2001 à 1,4 milliards d'euros
- Flux négatif de trésorerie limité à 193 millions d'euros (contre 964 millions d'euros sur le premier semestre 2001)
- Endettement net de 6,1 milliards d'euros au 30 juin 2002
- Ratio d'endettement net sur EBITDA (annualisé) : 1,33 (contre 1,89 en 2001)

Objectifs financiers révisés à la hausse :

- Objectif d'EBITDA pour l'année 2002 révisé à la hausse à 4,7 milliards d'euros, soit une augmentation de plus de 40% par rapport à 2001 (contre un objectif précédent de 4,3 milliards d'euros)
- Le besoin de financement total ne devrait pas dépasser 8 milliards d'euros en 2003 (contre 10 milliards d'euros d'ici 2003-04 selon nos précédentes estimations).

Jean-François Pontal, Directeur Général, a déclaré :

"La stratégie d'Orange porte ses fruits. Les résultats dépassent de loin les attentes que nous avions formulées au moment de notre introduction en bourse. Avec notre premier bénéfice avant éléments exceptionnels, nous franchissons une nouvelle étape, et sommes désormais en mesure de revoir à la hausse, pour la deuxième fois cette année, nos objectifs financiers. De plus, nous sommes confiants en notre capacité à soutenir ce rythme non seulement pour l'année en cours, mais également pour les années à venir.

"Nous estimons qu'Orange est bien placé pour tirer parti de l'énorme potentiel du mobile, qu'il s'agisse des services voix, loin d'être aujourd'hui parvenus à maturité, comme des services non-voix, que nous voyons avec beaucoup d'enthousiasme commencer à évoluer."

Jean-François Pontal, Directeur Général, à propos des décisions du groupe concernant MobilCom et Wind, a déclaré :

"Nos décisions d'investissement s'inscrivent dans une logique de création de valeur pour nos actionnaires. En mars dernier, nous avons déprécié en totalité la valeur de notre investissement dans MobilCom. Depuis cette date, nous avons amélioré notre connaissance de la situation opérationnelle de MobilCom sur son marché. Même dans l'hypothèse d'une consolidation du marché, nous pensons qu'il n'existe à ce jour aucun plan d'affaires susceptible de justifier le renforcement de notre participation dans MobilCom. En conséquence, nous avons décidé de ne pas poursuivre cet objectif.

"Suite à des évolutions récentes, nous avons reconsidéré notre intention de vendre notre participation dans Wind et décidé de la conserver comme un investissement à long terme. Nous avons par conséquent mené une revue intérimaire de la valeur de notre participation dans Wind, et ceci nous a conduit à déprécier à hauteur de 1,1 milliard d'euros la valeur de notre investissement ramenée à 3,2 milliards d'euros. Nous approfondirons cette analyse avant la fin de l'année, dès qu'un plan d'affaires réactualisé aura été établi par la direction de Wind."

Simon Duffy, Directeur Financier, a declaré :

"La stratégie d'Orange de concentrer ses efforts sur les éléments clés de notre activité porte ses fruits, ainsi que le démontre la solidité de nos résultats financiers.

"Forts de ces résultats, nous voyons nos principaux indicateurs financiers s'améliorer, alors que nos flux de trésorerie devraient rapidement devenir positifs. Notre bilan figure clairement parmi les plus sains du secteur et nous sommes aujourd'hui en position, non seulement de réviser à la hausse nos objectifs, mais également d'améliorer nos prévisions quant à la réduction du besoin de financement maximum estimé du groupe."

Graham Howe, Directeur Général Adjoint et Directeur des Opérations, a declaré :

"Orange profite dès aujourd'hui des synergies qui s'expriment pleinement au sein du groupe et tire parti de sa vision "wirefree™" du futur.

"Au niveau opérationnel, nous constatons d'ores et déjà les bénéfices liés à l'augmentation constante du nombre de nos clients et à l'expansion de notre couverture géographique. Nous observons des tendances encourageantes au niveau du revenu moyen par client ainsi que des taux de fidélisation. Nous sommes également parvenus à renforcer notre position partout où nous avons déployé la marque Orange, ainsi qu'en Thailande où nous avons lancé la marque avec succès.

"Chaque nouvelle étape vers le futur "wirefree™" (services mobiles multimédia) que nous offrons à nos clients se révèle encore plus enrichissante que ce que nous avions imaginé. Nous sommes plus que jamais convaincus de l'énorme potentiel de croissance que recèlent les services voix, sans parler de celui que nous voyons dans les services non-voix. Nous sommes bien placés pour atteindre l'objectif que nous nous sommes fixé de voir en 2005 25% de nos revenus provenant des services non-voix.

"Nous maintenons nos objectifs de déploiement de réseau. Plus de la moitié de nos investissements concerne le développement des technologies 2,5G et 3G. Nous sommes sur la bonne voie pour lancer nos services 3G dans les délais que nous avons prévu. De plus, il apparait de plus en plus évident que nous pouvons tirer parti de la qualité de nos réseaux 2G pour fournir à nos clients une véritable "expérience 3G", et c'est là ce à quoi nous travaillons aujourd'hui.

"La stratégie menée au niveau d'OrangeWorld a permis la mise en place d'un cadre clair et organisé nous permettant de répliquer au travers d'Orange tous les différents moyens de communication utilisés en général, à savoir la voix, l'écriture et l'image; bientôt, ce sera aussi l'e-mail et la messagerie instantanée. Ceci nous permet également de créer de nouveaux modes de communication entre individus et au sein de la société et de les introduire progressivement, tandis que se développent de nouveaux services wirefree interactifs, la capacité des réseaux et de nouveaux contenus."

Pour en savoir plus :

Orange SA Tel: +44 (0) 20 7984 1691
David Smyth, Directeur Services Stratégiques et Relations Investisseurs
Patricia Lefranc, Responsable Principale Relations Investisseurs

Service de Presse Orange Tel: +44 (0) 20 7984 2000
Denise Lewis, Directeur de la Communication

France Télécom
Bruno Janet, Directeur de l'Information Tel: +33 1 44 44 88 71
Nilou Ducastel, Chef du Service de Presse Tel: +33 1 44 44 93 93
Sébastien Goales

Orange annonce aujourd'hui ses résultats opérationnels et financiers pour le premier semestre 2002. Ils dépassent les attentes ainsi que les objectifs fixés précédemment par le groupe.

Les chiffres clés (pour le semestre clos le 30 juin 2002)

Le chiffre d'affaires du groupe Orange s'élève à 8,1 milliards d'euros, en hausse de 13,8% par rapport au premier semestre 2001[1]. L'EBITDA[2][3] du groupe atteint 2,3 milliards d'euros, soit une hausse de 41%. C'est là le résultat de la forte progression des marges du groupe sur ses principaux marchés et de la contribution positive du segment Reste du Monde. Le résultat opérationnel ressort à 1,25 milliards d'euros, en hausse de 52% sur la période.

Après déduction de 197 millions d'euros de frais financiers et 207 millions d'euros relatifs à la quote-part d'Orange dans les pertes de ses filiales mises en équivalence, le bénéfice du groupe avant impôts, amortissement des écarts d'acquisition et intérêts minoritaires, s'élève à 825 millions d'euros, trois fois supérieur au bénéfice du groupe au cours du premier semestre 2001.

La quote-part d'Orange dans les pertes des filiales mises en équivalence s'élève à 207 millions d'euros, en diminution par rapport au premier semestre de l'an dernier. Ayant déprécié la totalité de notre investissement dans MobilCom sur l'exercice 2001, nous avons cessé de reconnaître notre quote-part dans les pertes de MobilCom dans notre compte de résultat à compter du 1er janvier 2002. La charge de 207 millions d'euros concerne donc Wind en Italie ainsi que TA Orange en Thaïlande.

La charge d'impôts de 382 millions d'euros est en diminution grâce aux mesures d'optimisation fiscale mises en place par le groupe et à la création d'un groupe fiscal en France à compter du 1er janvier 2002.

Comme prévu, l'amortissement des écarts d'acquisition est en diminution à 157 millions d'euros, du fait de la dépréciation intégrale de l'investissement du groupe dans MobilCom sur l'exercice 2001.

Après déduction de 68 millions d'euros au titre des intérêts minoritaires, Orange enregistre ainsi son premier bénéfice avant éléments exceptionnels de 218 millions d'euros. Au cours de la même période l'an dernier, Orange enregistrait une perte de 500 millions d'euros.

Une dépréciation exceptionnelle de 1,1 milliard d'euros a été constatée sur la valeur de l'investissement du groupe dans Wind, ramenant celle-ci à 3,2 milliards d'euros. Il en résulte une perte nette après éléments exceptionnels de 862 millions d'euros.

Flux de trésorerie
Alors que la capacité d'autofinancement du groupe progresse de 58,2% pour atteindre 1,8 milliard d'euros, les décaissements relatifs aux investissements corporels et incorporels du groupe totalisent 1,8 milliard d'euros sur le semestre, en augmentation par rapport au premier semestre de l'an dernier, en raison du décalage dans le temps de certains flux.

Les 288 millions d'euros d'investissements financiers reflètent principalement le rachat par le groupe d'un prêt d'actionnaires en faveur de Wind.

Par conséquent le flux négatif de trésorerie a été ramené à 193 millions d'euros, en forte amélioration par rapport aux 964 millions d'euros du premier semestre l'an passé.

Notre endettement net diminue de 69 millions d'euros au cours du premier semestre 2002, après prise en compte de variations non monétaires (diminution de 262 millions d'euros principalement liée à l'évolution des taux de conversion) et en excluant un tirage complémentaire de 279 millions d'euros sur les crédits fournisseurs.

Compte tenu de l'évolution favorable des besoins de trésorie estimés, Orange prévoit désormais de limiter son besoin de financement total à un montant maximum de 8 milliards d'euros en 2003. C'est là une amélioration significative par rapport à ce qui avait été annoncé au moment de l'introduction en bourse d'Orange.

Bilan
Au 30 juin 2002, les capitaux propres du groupe s'élèvent à 17,4 milliards d'euros, tandis que l'endettement net du groupe[4] ressort à 6,1 milliards d'euros. A cela, il convient de rajouter les tirages sur les crédits fournisseurs du groupe à hauteur de 513 millions d'euros au 30 juin 2002. Ces tirages s'élevaient à 234 millions d'euros au 31 décembre 2001.

Le ratio d'endettement net sur EBITDA (annualisé)[5] ressort à 1,33, en nette diminution par rapport à fin 2001 où il s'élevait à 1,89. Orange demeure ainsi l'un des opérateurs télécoms dont le bilan est le plus sain.

Investissements
Les acquisitions d'immobilisations corporelles s'élèvent à 1,4 milliard d'euros, soit un niveau similaire aux investissements du premier semestre 2001.

Le groupe prévoit une augmentation de ses investissements l'an prochain ainsi qu'en 2004, en raison de la montée en puissance des investissements 3G. Le groupe prévoit ainsi d'investir un total de 10 à 11 milliards d'euros sur la période 2002-2004. A partir de 2005, les investissements devraient commencer à diminuer.

Compte tenu de la croissance du chiffre d'affaires, le groupe anticipe une baisse du ratio investissements sur chiffre d'affaires. Actuellement de 17,7%, celui-ci devrait tomber à 11% en 2006, et passer ensuite en-dessous de 10%.

Principaux indicateurs

Le groupe enregistre 2,1 millions de nouveaux clients nets au cours des six premiers mois de l'année, ce qui porte la base de clientèle d'Orange à 41,4 millions. La croissance a été fonction de la maturité respective des marchés où opère le groupe.

Dans les marchés clés du groupe, nous avons vu la proportion des clients sous contrat augmenter significativement. En France, au cours du premier semestre 2002, les clients sous contrat ont représenté 66,3% de la croissance nette de la base de clientèle (contre 32% au cours du premier semestre 2001). Au Royaume-Uni, ils ont representé au cours du premier semestre 2002 plus de 50% de la croissance (contre 15,3% au cours du premier semestre 2001).

Le chiffre d'affaires total progresse au même rythme que le nombre de clients. Il atteint 8,1 milliards d'euros sur la période, en hausse de 13,8% par rapport au premier semestre 2001. Le groupe anticipe une poursuite de la croissance, ainsi que le laissent prévoir la progression du nombre de clients, l'augmentation des revenus voix, et l'usage croissant des services de données.

La croissance des revenus récurrents du réseau GSM est plus rapide : à 7,4 milliards d'euros, ils sont en hausse de 17,5% et représentent 91,5% du chiffre d'affaires total du premier semestre, contre 88,5% sur la même période l'an dernier.

Le groupe dans son ensemble enregistre une forte progression de son EBITDA, en hausse de 41% à 2,3 milliards d'euros. Les marges d'EBITDA progressent elles aussi fortement, de 26,1% sur le premier semestre 2001 à 31,3%. Le groupe revoit par conséquent à la hausse ses objectifs d'EBITDA pour l'année 2002 dans son ensemble. Orange prévoit désormais de générer 4,7 milliards d'euros d'EBITDA, contre un objectif précédent de 4,3 milliards d'euros, soit une croissance de plus de 40% par rapport à l'an dernier.

Le résultat opérationnel du groupe s'élève à 1,2 milliards d'euros, en hausse de 52% par rapport au premier semestre 2001. La marge opérationnelle du groupe passe ainsi de 13,1% à 16,9%.

Après frais financiers, impôts et amortissement des écarts d'acquisition, Orange enregistre son premier bénéfice (avant éléments exceptionnels). Celui-ci s'élève à 218 millions d'euros, contre une perte de 500 millions d'euros sur le premier semestre 2001.

Orange a enregistré une dépréciation exceptionnelle de 1,1 milliard d'euros sur la valeur de son investissement dans Wind, ramenant sa valeur comptable de 4,3 à 3,2 milliards d'euros.

Orange France[6]

Au cours des six premiers mois de l'année, Orange est parvenu à renforcer sa position de premier opérateur en France ayant le plus fort taux de croissance. Orange France continue de bénéficier des retombées positives du passage à la marque Orange en juin 2001 et enregistre de solides performances, tant en termes de chiffre d'affaires que d'EBITDA, contribuant ainsi à l'accélération des objectifs du groupe.

A 3,6 milliards d'euros, le chiffre d'affaires total progresse de 14,4%, tandis que les revenus récurrents du réseau GSM progressent de 14,7% pour atteindre 3,4 milliards d'euros.

La croissance de l'EBITDA, à 1,3 milliard d'euros sur la période, est de 17,4%, soit une marge de 38,9% contre 38% sur le premier semestre 2001. Orange France est sur la bonne voie pour atteindre 40% de marge d'EBITDA à l'horizon 2003/04.

Orange France a enregistré 802 000 nouveaux clients nets au cours des six premiers mois de l'année, augmentant sa part de marché de façon significative. Au cours de l'année qui a précédé le passage à la marque Orange en juin dernier, la part de marché d'Orange France sur les nouveaux clients nets était de 48,1%. Sur les douze mois qui ont suivi, celle-ci a augmenté pour atteindre 57,6%.

En hausse de 16,9% depuis le 30 juin 2001, la base de clientèle d'Orange France comptait 18,6 millions de clients au 30 juin 2002, soit une part de marché de 49,3%. Parmi ces clients figurent 10 millions de clients sous contrat. Au cours du premier semestre 2002, ces derniers ont représenté 66,3% de la croissance de la base de clientèle d'Orange France, contre 32% au cours du premier semestre 2001.

Le taux de résiliation global[10] s'élève à 21,4%. Tandis que le taux de résiliation des clients en prépayé augmente en même temps que les taux d'inactivité, les clients sous contrat, sensibles à l'introduction de la marque Orange et aux valeurs qui y sont associées, voient leur taux de résiliation diminuer sensiblement (16,5% soit 5 points de moins qu'au premier semestre 2001). Comme au Royaume-Uni, Orange France enregistre les taux de résiliation les plus faibles du marché, et les changements que nous opérons à ce jour ne devraient que renforcer cette tendance.

Comme notre expérience l'a prouvé ailleurs, la consommation moyenne[9] des clients sous contrat augmente, en hausse de 3,8% par rapport au premier semestre 2001, ce qui correspond à un taux de croissance annualisé de 7% depuis le premier semestre 1999. Au niveau des clients en prépayé, la consommation moyenne est en baisse à 49 minutes par mois sur le premier semestre 2002, mais cette tendance à la baisse devrait néanmoins commencer à s'infléchir. Il en résulte une consommation moyenne relativement stable d'une année sur l'autre à 139 minutes, et légèrement en hausse par rapport au chiffre rapporté pour l'année 2001 dans son ensemble.

Au niveau des clients sous contrat, l'ARPU annuel glissant[8] s'établit à €573, en baisse de 2,2% par rapport au premier semestre 2001. Cette baisse traduit la diminution de 15% des tarifs entrants sur les appels fixe à mobile ainsi que croissance à caractère dilutif des clients "Compte Mobile Orange".

Au niveau des clients en prépayé, l'ARPU annuel glissant s'établit à €166 sur le premier semestre 2002 contre €175 sur la même période l'an dernier.

L'ARPU annuel glissant global ressort ainsi à €382 sur le premier semestre 2002, en baisse de 5,4% d'une année sur l'autre.

Quant aux coûts d'acquisition[11], ils sont de €142 par nouveau client et de 371 millions d'euros au total, ce qui représente 10,2% du chiffre d'affaires d'Orange France. Quant aux coûts de rétention, ils sont en légère augmentation.

Orange UK

Orange confirme sa position de premier opérateur en termes de clients actifs et continue de démontrer sa capacité à accroître le revenu et la consommation moyenne par client.

Il en résulte une forte progression au niveau de l'EBITDA d'Orange UK, qui se trouve ainsi en bonne position pour atteindre les objectifs de marges que nous nous sommes fixés en mars cette année.

Au Royaume-Uni, Orange totalise 2,9 milliards d'euros de chiffre d'affaires total, en hausse de 11,8% par rapport au premier semestre 2001, alors que les revenus récurrents du réseau GSM progressent plus rapidement pour atteindre 2,6 milliards d'euros, soit une hausse de 21,4% d'une année sur l'autre.

L'EBITDA progresse de 56,3% à 855 millions d'euros sur les six premiers mois de l'année, stimulé par la hausse du chiffre d'affaires tandis que l'impact des coûts d'acquisition s'amoindrit. Cela représente une marge de 33% en pourcentage des revenus du réseau GSM, en très nette hausse par rapport à la marge de 25,7% réalisée sur la même période l'an dernier. Comme en France, Orange UK apparait en bonne position pour atteindre l'objectif de taux de marge fixé en mars cette année, soit 35% à l'horizon 2003/04.

Orange UK enregistre 415 000 nouveaux clients nets sur le premier semestre 2002, portant sa base de clientèle active à 12,8 millions de clients fin juin.

Ce résultat a été obtenu alors que nous utilisons la définition d'inactivité la plus stricte au Royaume-Uni. Si Orange devait adopter la définition moins restrictive qu'utilisent d'autres opérateurs au Royaume-Uni, notre base de clientèle en serait augmentée d'un million de clients.

La proportion des clients contrat dans la base de clientèle est passée de 28,6% fin juin 2001 à 31% fin juin 2002. De plus, alors que les clients sous contrat représentaient 15% de la croissance d'Orange UK au cours du premier semestre 2001, ils ont représenté plus de 50% de cette croissance sur le premier semestre 2002.

Tout comme Orange France, Orange UK bénéficie des taux de fidélité les plus élevés du marché. Le taux de résiliation[10] des clients sous contrat qui quittent le réseau Orange est tombé à 14,9%. Le phénomène de migration en interne vers les offres en prépayé se poursuit, mais le rythme de ces migrations a tendance à se ralentir et leur nombre devrait continuer à diminuer.

Reflétant la maturité croissante de la base de clientèle prépayée et certains phénomènes liés à l'inactivité, le taux de résiliation des clients en prépayé est en hausse à 21,6%.

Le taux de résiliation globale s'établit par conséquent à 19,6% au Royaume-Uni, en hausse par rapport au premier semestre 2001 en raison de l'impact du prépayé.

La consommation moyenne glissante[9] par client sous contrat continue d'augmenter et s'établit à 330 minutes sur le premier semestre 2002. Il en ressort un taux de croissance annualisé de 19% depuis le premier semestre 1999.

Au niveau des clients en prépayé, la consommation moyenne se trouve aujourd'hui impactée par la croissance rapide de la base de clientèle en prépayé observée dans le passé.

Les tendances observées au niveau de la consommation moyenne se retrouvent au niveau du revenu moyen par client. L'ARPU annuel glissant[8] des clients sous contrat augmente de 3% par rapport au premier semestre 2001 à £555. Le taux de croissance annualisé ressort à 4,6% depuis le premier semestre 1999.

L'ARPU annuel glissant des clients en prépayé s'établit à £122, stable par rapport au premier semestre 2001, et en légère hausse par rapport à l'ARPU 2001.

Il en résulte un ARPU annuel glissant global de £252, sensiblement inférieur par rapport au premier semestre 2001 et en augmentation d'un trimestre à l'autre pour le deuxième trimestre consecutif. L'ARPU trimestriel annualisé du deuxième trimestre (£260) est également en hausse.

Le coût d'acquisition moyen des clients sous contrat, au niveau desquels se focalise la concurrence, s'établit à £217. Au niveau des clients en prépayé, il est par contre en baisse à £20, en raison de l'augmentation courant 2001 des prix de vente publics des terminaux prépayés, et devrait rester relativement stable sur le reste de l'année.

En pourcentage du chiffre d'affaires, les coûts d'acquisition dans leur ensemble continuent de diminuer : 9% sur le premier semestre 2002 contre

16,4% sur le premier semestre 2001. Quant aux coûts de rétention, ils augmentent et représentent 7,6% du chiffre d'affaires total contre 5,2% au premier semestre 2001.

Reste du Monde

La forte croissance du segment Reste du Monde[7] se poursuit.

Le nombre de clients dans les filiales contrôlées d'Orange hors la France et le Royaume-Uni a progressé de 28,9% au cours des douze derniers mois pour atteindre 10 millions au 30 juin 2002.

Le chiffre d'affaires total du segment Reste du Monde s'élève à 1,6 milliard d'euros, en hausse de 18,5% par rapport au premier semestre 2001. La Belgique et la Suisse, les deux plus importantes filiales du segment, enregistrent de fortes croissances, leurs chiffres d'affaires respectifs atteignant 478 millions d'euros et 323 millions d'euros.

Nos opérations du Reste du Monde enregistrent collectivement un EBITDA positif de 334 millions d'euros, soit quasiment cinq fois le niveau d'EBITDA atteint au premier semestre 2001.

Les résultats sont particulièrement exceptionnels au niveau des Pays-Bas et de la Belgique : les Pays-Bas voient leur perte d'EBITDA se réduire de 107 millions d'euros au premier semestre 2001 à 14 millions d'euros, tandis que l'EBITDA de la Belgique à 143 millions d'euros fait plus que doubler. Si l'on exclut un profit exceptionnel enregistré au cours du premier semestre 2001, l'EBITDA d'Orange Suisse progresse fortement pour atteindre 22 millions d'euros.

Prises séparément, les filiales dites "établies" (ou encore "en phase de maturité"), à savoir la Slovaquie, la Roumanie et la Belgique, réalisent ensemble une marge d'EBITDA de 38,8% au cours du premier semestre 2002. En dépit d'un phénomène de saisonalité sur le deuxième semestre, nous prévoyons de voir ces filiales atteindre leur objectif de marge de 35% plus tôt que prévu. Enfin les filiales dites "en phase de développement" à savoir les Pays-Bas, le Danemark et la Suisse, enregistrent ensemble pour la première fois un EBITDA positif.

Le niveau d'investissement dans les filiales du Reste du Monde atteint 531 millions d'euros, en hausse de 11,1% par rapport au premier semestre 2001. Alors que nous déployons la marque Orange dans nos filiales, c'est là en effet que se concentrent nos efforts d'investissement en matière de réseau afin de soutenir la qualité qui distingue notre marque.

Les services non-voix
L'adoption et l'usage des services dits "non-voix" ont continué de progresser de façon régulière, ce qui conforte Orange dans son ambition d'atteindre 25% de ses revenus opérationnels (soit environ 10 euros au niveau du revenu moyen par client) en provenance des services non-voix à l'horizon 2005.

Au Royaume-Uni, les services non-voix ont représenté au cours des six premiers mois de l'année 13,9% des revenus du réseau, contre 9,6% au premier semestre 2001. L'essor des services non-voix est particulièrement notable en Belgique où ils représentent désormais 12,2% des revenus du réseau, alors qu'ils dépassent les 10% à la fois en Suisse, au Danemark et aux Pays-Bas.

L'essentiel des services non-voix demeure les messages courts (SMS), même si ceux-ci évoluent désormais vers des services plus évolués du type demande d'information, et ne sont plus seulement des messages de personne à personne.

La croissance de la consommation de SMS s'est poursuivie en France, où les clients d'Orange France ont envoyé au cours du premier semestre 1,2 milliards de messages, en hausse de 74,3% par rapport au premier semestre l'an dernier. Au Royaume-Uni, c'est 2,4 milliards de messages qui ont été envoyés, en hausse de 38% par rapport au premier semestre 2001.

Au Royaume-Uni, environ 45% des clients en prépayé et environ 67% des clients sous contrat sont des utilisateurs réguliers de SMS. En France, ces chiffres sont respectivement d'environ 25% et 40%, et augmentent constamment. Alors qu'au Royaume-Uni, les clients utilisateurs de SMS envoient en moyenne 60 messages par mois s'ils sont en prépayé, et 61 s'ils sont des clients sous contrat, en France, ces chiffres sont respectivement de 38 et 33.

Chiffres clés du groupe
(semestre clos le 30 juin 2002)

• Clients sous contrôle (au 30 juin 2002)	41,4 millions	+16,6% sur S1 2001[1]
• Chiffre d'affaires	€8,1 milliards	+13,8%
• EBITDA	€2,3 milliards	+41%
• Résultat opérationnel	€1,2 milliard	+52%
• Résultat net avant impôts, amortissement des écarts d'acquisition et intérêts minoritaires	€825 millions	+200%
• Un bilan sain (au 30 juin 2002)	Endettement net/EBITDA[5] annualisé : 1,33	

Orange France

• Base de clientèle	18,6 millions	+16,9%
• Chiffre d'affaires	€3,6 milliards	+14,4%
• EBITDA	€1,3 milliard	+17,4%
• Résultat opérationnel	€1,0 milliard	+15,5%

- Orange renforce sa position dominante en France

Orange UK

• Base de clientèle	12,8 millions	+7,9%
• Chiffre d'affaires	€2,9 milliards	+11,8%
• EBITDA	€0,9 milliard	+56,3%
• Résultat opérationnel	€0,5 milliard	+76,7%

- Orange confirme sa position dominante au Royaume-Uni

Reste du Monde

• Base de clientèle	10 millions	+29,0%
• Chiffre d'affaires	€1,6 milliard	+18,5%
• EBITDA	€334 millions	+377,1%
• Résultat opérationnel	€(22) millions/S1 01[(1)]: €(206) millions	

	Semestre clos le 30 juin (millions d'€)	
	2002	2001[1]
	(non audités)	
Comptes de résultats[1]		
Chiffre d'affaires		
France	3 636	3 177
UK	2 870	2 567
Reste du Monde	1 626	1 372
Eliminations inter-segments	(73)	(34)
Total	8 059	7 082
Coût des services et produits vendus	(2 814)	(2 773)
Frais commerciaux et administratifs	(2 929)	(2 662)
Frais de recherche et développement	(12)	(13)
EBITDA[2][3]		
France	1 311	1 117
UK	855	547
Reste du Monde	334	70
Coûts transversaux[16]	(196)	(100)
Total	2 304	1 634
Dotations aux amortissements (hors écarts d'acquisition)	(1 059)	(815)
Résultat/(perte) opérationnel(le)		
France	990	857
UK	477	270
Reste du monde	(22)	(206)
Coûts transversaux	(200)	(102)
Total	1 245	819
Charges financières, nettes	(197)	(219)
Autres produits (charges) non opérationnels, nets	(16)	(9)
Quote-part dans les résultats des sociétés mises en équivalence	(207)	(316)
Résultat / (perte) avant impôts, amortissement des écarts d'acquisition et intérêts minoritaires	**825**	**275**
Impôt sur les bénéfices	(382)	(411)
Amortissement des écarts d'acquisition	(157)	(322)
Intérêts minoritaires	(68)	(42)
Résultat net part du groupe avant dépréciations exceptionnelles	**218**	**(500)**
Dépréciations exceptionnelles	(1 080)	-
Perte nette	**(862)**	**(500)**
Résultat net part du groupe par action	(0,18)	(0,10)
Résultat net dilué part du groupe par action	(0,18)	(0,10)

Tableau résumé des flux de trésorerie[1]	Semestres clos le 30 juin (millions d'€) 2002	2001[1]
	(non audités)	
Capacité d'autofinancement	**1 759**	**1 112**
Acquisition d'immobilisations corporelles et incorporelles (hors licences UMTS)	(1 804)	(1 433)
Financement accordé par les fournisseurs	279	-
Acquisition de licences UMTS	-	(186)
Variation du besoin en fonds de roulement	(140)	(445)
Free cash flow	**94**	**(952)**
Investissements financiers	(288)	(546)
Produits de cession de titres de participation	1	534
Variation de la dette nette[4] (flux monétaires)	**(193)**	**(964)**
Variation de la dette nette[4] (flux non monétaires)	262	(42)
(Augmentation) ou diminution de la dette nette[4]	**69**	**(1 006)**

Bilan résumé (fin de période)[1]

	(millions d'€) (non audités) 30 juin 2002	31 décembre 2001
Actifs à long-terme	26 261	28 198
Capitaux propres	17 415	18 830
Financement total[17]	6 658	6 448
Endettement net sur EBITDA	1,33[5]	1,89

	Semestres clos le 30 juin	
	2002	2001[1][14]
	(non audités)	
Données opérationnelles		
France		
Clients (en milliers) (fin de période)	18 625	15 926
Forfait	9 977	8 391
Prépayé	8 648	7 535
Revenus du réseau GSM (millions d'€)[13]	3 371	2 940
Vente d'équipement et autres revenus (millions d'€)	265	237
Total chiffre d'affaires (millions d'€)	3 636	3 177
Revenu moyen annuel par client (€)[8]	382	404
Contrat	573	586
Prépayé	166	175
Consommation mensuelle par client (minutes)[9]	139	140
Contrat	218	210
Prépayé	49	54
Taux de résiliation[10]	21,4%	20,6%
Contrat	16,5%	21,6%
Prépayé	27,0%	19,4%
Coût d'acquisition par nouveau client (€)[11]	142	140
Contrat	206	204
Prépayé	83	91
UK		
Clients (en milliers) (fin de période)	12 802	11 861
Contrat	3 972	3 388
Prépayé	8 830	8 473
Revenus du réseau GSM (millions d'€)[13]	2 587	2 131
Vente d'équipement et autres revenus (millions d'€)	283	436
Total chiffre d'affaires (millions d'€)	2 870	2 567
Revenu moyen annuel par client (£)[8]	252	255
Contrat	555	539
Prépayé	122	122
Consommation mensuelle par client (minutes)[9]	138	146
Contrat	330	328
Prépayé	56	61
Taux de résiliation[10]	19,6%	11,8%
Contrat	14,9% (23,7%)	15,5% (27,5%)
Prépayé	21,6%	10,0%
Coût d'acquisition par nouveau client (£)[11]	107	89
Contrat	217	207
Prépayé	20	50

Données pour le segment Reste du Monde

Le tableau ci-dessous présente le nombre de clients, le chiffre d'affaires et l'EBITDA des principales sociétés du segment Reste du Monde, pour les semestres clos les 30 juin 2001 et 2002 :

	Semestres clos le 30 juin	
	2002	2001[1]
	(non audités)	
Pays-Bas — Dutchtone		
Clients (en milliers) (fin de période)	1 146	1 150
Chiffre d'affaires (en millions d'€)	191	174
EBITDA (en millions d'€)	(14)	(107)
Slovaquie — Orange		
Clients (en milliers) (fin de période)	1 536	907
Chiffre d'affaires (en millions d'€)	147	106
EBITDA (en millions d'€)	57	38
Danemark — Orange		
Clients (en milliers) (fin de période)	585	567
Chiffre d'affaires (en millions d'€)	109	90
EBITDA (en millions d'€)	2	(37)
Roumanie — Orange		
Clients (en milliers) (fin de période)	1 857	1 381
Chiffre d'affaires (en millions d'€)	190	182
EBITDA (en millions d'€)	90	91
Belgique — Mobistar		
Clients (en milliers) (fin de période)	2 611	2 150
Chiffre d'affaires (en millions d'€)	478	402
EBITDA (en millions d'€)	143	70
Suisse — Orange		
Clients (en milliers) (fin de période)	988	859
Chiffre d'affaires (en millions d'€)	323	288
EBITDA (en millions d'€)	22	31
Autres Reste du Monde		
Clients (en milliers) (fin de période)	1 248	718
Chiffre d'affaires (en millions d'€)	188	130
EBITDA (en millions d'€)	34	(16)
Total Reste du Monde[7]		
Clients (en milliers) (fin de période)[12]	9 971	7 732
Chiffre d'affaires (en millions d'€)	1 626	1 372
EBITDA (en millions d'€)	334	70
Egypte — MobiNil (pour information seulement)[15]		
Clients (en milliers) (fin de période)	*2 108*	*1 702*
Chiffre d'affaires (en millions d'EG£)	*1 179*	*1 188*
EBITDA (en millions d'EG£)	*594*	*560*

Notes

(1) **Bases de préparation des comptes**

Les comptes consolidés, le compte de résultat et le tableau des flux de trésorerie ont été établis conformément aux principes comptables généralement admis en France tels qu'appliqués par le groupe.

(2) Le résultat opérationnel avant frais financiers nets, impôts et amortissements (*Earnings before interest, taxes, depreciation and amortization* ou "EBITDA") est présenté conformément à l'usage dans le secteur de l'industrie des télécommunications. L'EBITDA est présenté uniquement afin d'améliorer la compréhension des résultats de l'activité du Groupe.

(3) L'EBITDA est présenté après déduction de 196 millions d'euros de coûts transversaux au cours du premier semestre 2002 (contre 100 millions d'euros au cours du premier semestre 2001)

(4) L'endettement net au 30 juin 2002 exclut les crédits fournisseurs pour 513 millions d'euros.

(5) Endettement net sur EBITDA (annualisé) = Endettement net au 30 juin 2002 / (EBITDA du premier semestre 2002 x 2)

(6) Orange France inclut la France métropolitaine, Orange Caraïbe et Orange Réunion.

(7) Le segment Reste du Monde regroupe les filiales contrôlées d'Orange en dehors de la France et du Royaume-Uni. OrangeWorld qui figure dans les frais transversaux du groupe est exclu du segment Reste du Monde. Voir note (16) ci-dessous.

(8) Le revenu annuel moyen par client ("ARPU") est calculé en divisant le chiffre d'affaires généré sur les douze derniers mois par l'utilisation du réseau GSM (appels sortants, appels entrants, frais d'accès au réseau, revenus du roaming des clients d'autres réseaux et revenus provenant des services à valeur ajoutée) par la moyenne pondérée du nombre de clients sur la même période. La moyenne pondérée du nombre de clients est la moyenne des moyennes mensuelles au cours de la période considérée. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé en chiffre d'affaires annuel par client. Actuellement en France (métropolitaine), Orange France ne reçoit pas de revenus des autres opérateurs mobiles français pour les appels partant du réseau de ceux-ci et aboutissant sur celui d'Orange France (France métropolitaine). Il en est différemment dans certains autres pays comme au Royaume Uni. L'ARPU en France et au Royaume Uni ne peuvent donc être directement comparés.

(9) La consommation mensuelle moyenne par client ("AUPU") est calculée en divisant la consommation totale en minutes sur les 12 derniers mois (appels sortants, appels entrants et roaming) par la moyenne pondérée du nombre de clients sur la même période. L'AUPU est exprimé, en minutes, en consommation mensuelle par client.

(10) Le taux de résiliation est calculé en divisant le nombre total de clients qui se déconnectent des réseaux du Groupe ou qui sont considérés comme s'étant déconnectés, volontairement ou non (à l'exception des clients connectés de façon frauduleuse ou qui font jouer la clause "satisfait ou remboursé") au cours des 12 derniers mois, par la moyenne pondérée du nombre de clients sur la même période. La mesure des déconnections est différente entre Orange UK et Orange France.

a. Pour Orange UK, les clients qui passent d'une offre à forfait à une offre en prépayé, sont pris en compte pour le calcul du taux de résiliation produit par produit, mais n'affectent pas le taux de résiliation global puisqu'ils demeurent des clients d'Orange UK. Les déconnections qui interviennent au cours de la période de garantie de 14 jours ou qui résultent de tentatives de connections frauduleuses au réseau ne sont pas prises en compte. Sont aussi exclues du calcul du taux de résiliation les connections qui, du point de vue d'Orange UK, n'entrainent pas l'acquisition d'un nouveau client, comme les clients qui remplacent un ancien terminal par un nouveau et les personnes qui achètent un terminal dans une offre en prépayé, pour ensuite le revendre à l'étranger. Enfin, les clients en prépayé sont considérés comme s'étant déconnectés s'ils n'ont passé aucun appel sortant et reçu moins de quatre appels entrants au cours d'une même période de trois mois.

b. Pour Orange France, les taux de résiliation incluent les clients qui quittent le réseau d'Orange et ceux qui migrent entre les offres sous contrat et les offres en prépayé. Les clients en prépayé sont considérés comme s'étant déconnectés s'ils ont passé huit mois sans activer une "recharge".

La définition du taux de résiliation, actuellement utilisée par Orange UK, sera progressivement étendue à toutes les filiales du groupe.

(11) Les coûts d'acquisition des clients sont comptabilisés, d'une part dans le poste "Coûts des services et produits vendus" et, d'autre part, dans le poste "Frais commerciaux et administratifs" et sont enregistrés lorsqu'ils sont encourus. Afin de mieux suivre les performances économiques du groupe, les coûts d'acquisition des clients sont calculés séparément en soustrayant des coûts d'acquisition des terminaux vendus, qui figurent au poste "Coûts des services et produits vendus", le montant des revenus de la vente d'équipements, et en ajoutant ce montant à celui des commissions de distribution versées aux distributeurs par le groupe et qui figurent au poste "Frais commerciaux et administratifs". Le total correspond aux coûts d'acquisition des clients. Le coût moyen annuel d'acquisition par nouveau client est calculé en divisant le total des coûts d'acquisition des clients au cours des 12 derniers mois par le nombre de nouveaux clients sur la même période. Pour le Royaume-Uni, le nombre de nouveaux clients est diminué des déconnections pendant la période de garantie de 14 jours et des tentatives de connections frauduleuses ; en revanche, sont considérés comme nouveaux clients pour le calcul des coûts d'acquisition, ceux qui remplacent un terminal ancien par un terminal plus récent dans les offres en prépayé et ceux qui achètent un terminal dans une offre en prépayé pour le revendre à l'étranger. Les coûts d'acquisition par abonnés sont exprimés sur la base d'une connection.

(12) Comprend tous les clients de toutes les filiales majoritaires ayant des activités de télécommunications mobiles, à l'exclusion des clients des entités dans lesquelles le groupe ne détient que des intérêts minoritaires, telles que Wind, MobilCom, ni les clients des filiales de fourniture de services telles que le précédant fournisseur de services britannique du Groupe.

(13) Les revenus du réseau GSM correspondent aux frais d'abonnement et aux frais d'utilisation du réseau.

(14) Les données opérationnelles contrat et prépayé d'Orange France en 2000 ont été calculées sur une base pro forma de façon à tenir compte de la reclassification des clients ayant souscrit une offre Compte Mobile Ola de prépayé en contrat. De plus, le coût d'acquisition et le taux de résiliation (moyen et contrat) ont été calculés sur une base pro forma de façon à exclure les transferts entre offres sous contrat (lorsque le client conserve son terminal).

(15) A compter du 1er juillet 2002, Orange consolide la société MobiNil par intégration proportionnelle, soit 71,25% du chiffre d'affaires et de l'EBITDA, et 36,4% du résultat net de la société.

(16) Les frais transversaux incluent les frais généraux et autres charges encourus par le groupe et également OrangeWorld. OrangeWorld était précédemment inclus dans le segment Reste du Monde. L'EBITDA du premier semestre 2001 et le résultat opérationnel du segment ont été retraités en conséquence.

(17) Le financement total inclut l'endettement net et le financement fournisseur.

Ce communiqué de presse contient des déclarations qui constituent des données à caractère prévisionnel. Bien qu'Orange pense que ces données prévisionnelles sont fondées sur des hypothèses raisonnables, elles comportent un certain nombre de risques et d'incertitudes. Les résultats futurs peuvent différer sensiblement des anticipations de résultats issues des données prévisionnelles, sous l'effet de facteurs incluant de manière non limitative :

- *les effets de la concurrence ;*
- *les niveaux d'utilisation de la téléphonie mobile ;*
- *la disponibilité, les conditions et l'utilisation du capital pour Orange ;*
- *les conditions économiques globales des marchés liées notamment au secteur des télécommunications ;*
- *les effets, les revenus, le déploiement et les performances des licences UMTS .*

Les déclarations qui constituent des données à caractère prévisionnel sont présentées à la date du présent communiqué et la Société n'a pas l'obligation de mettre à jour ces données prévisionnelles afin de refléter des évènements ou des circonstances à venir.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orange plc

Date: 13 September, 2002

By: [signature]

Name: Philippe McAllister

Title: Director